Exhibit (a)(1)(E)

SUPPLEMENT TO OFFER OF PREMIUM FOR CONVERSION AND CONSENT SOLICITATION

XM SATELLITE RADIO HOLDINGS INC.

Offers a Premium for Conversion of Outstanding

10% Senior Secured Discount Convertible Notes due 2009 and

Solicits Consents to Proposed Amendments to the Note Purchase Agreement and

Shareholders and Noteholders Agreement

The expiration date of this Offer has been extended. The Offer will expire at 12:00 midnight, New York City Time, on Friday, November 10, 2006, unless extended, which we refer to as the Expiration Date

This Supplement is intended to notify you that this Offer, which was originally scheduled to expire at 12:00 midnight, New York City Time, on Tuesday, October 24, 2006, will now expire at 12:00 midnight on Friday, November 10, 2006 (the “New Expiration Date”).

The number of shares of our Class A common stock to be issued in payment of the premium that we will pay for conversion of each $1,000 aggregate principal amount at maturity of the 10% Notes will now equal the premium amount as set forth in the Offer of Premium divided by the average closing price of our Class A common stock for the five-day period ending on November 8, 2006, which is the date two business days prior to the New Expiration Date, referred to herein as the New Determination Date.

Except as otherwise set forth herein, the terms of the Offer and other information in the Offer of Premium for Conversion and Consent Solicitation, dated September 26, 2006, referred to herein as the “Offer of Premium,” remain the same.

This Supplement should be considered together with the more extensive information set forth in the Offer of Premium, including the discussion of “Risk Factors” beginning on page 10 of the Offer of Premium and “Material Federal Income Taxes” beginning on page 27 of the Offer of Premium. References in this document to the Offer of Premium are intended to mean the Offering of Premium for Conversion and Consent Solicitation, dated September 26, 2006, as updated by this Supplement.

The date of this Supplement is October 20, 2006

We are offering for each $1,000 aggregate principal amount at maturity of 10% Notes converted pursuant to this Offer a premium equal to the sum of $320.80, payable solely in the number of shares of our Class A common stock equal to such amount divided by the average closing price of our Class A common stock for the five-day period ending on November 8, 2006, which is the date two business days prior to the New Expiration Date, referred to herein as the New Determination Date. We will disclose on the New Determination Date the number of Premium Shares payable for each $1,000 aggregate principal amount at maturity of 10% Notes converted pursuant to this Offer. As an example, assuming for this purpose the average closing price of our Class A common stock for the five-day period ending on the New Determination Date equaled the average for the five-day period ended on October 19, 2006 of $11.85, we would issue 27.1 Premium Shares for each $1,000 aggregate principal amount at maturity of 10% Notes converted pursuant to this Offer.

Holders of 10% Notes should be aware of the following dates in connection with this Offer:

Date	Calendar Date	Event

New Determination Date	Two business days prior to the Expiration Date	Determination of the number of Premium Shares to be issued pursuant to this Offer.

New Expiration Date	12:00 midnight, New York City Time, on Friday, November 10, 2006, unless extended	The last day for holders to tender 10% Notes for conversion and receive Premium Shares pursuant to this Offer.

New Settlement Date	Promptly following the New Expiration Date	We will issue to each tendering holder whose 10% Notes have been accepted for conversion pursuant to this Offer the Conversion Shares and the Premium Shares.

We will disclose on the New Determination Date the number of Premium Shares payable for each $1,000 aggregate principal amount at maturity of 10% Notes converted pursuant to this Offer.

CONVERSION PREMIUM

We are offering for each $1,000 aggregate principal amount at maturity of 10% Notes converted pursuant to this Offer a premium equal to the sum of $320.80, payable in the number of shares of our Class A common stock equal to such amount divided by the average closing price of our Class A common stock for the five-day period ending on November 8, 2006, which is the date two business days prior to the New Expiration Date. We will disclose by press release on the New Determination Date the number of Premium Shares payable for each $1,000 aggregate principal amount at maturity of 10% Notes converted pursuant to this Offer. The premium amount is based on the present value of the remaining interest payments on the 10% Notes at September 21, 2006, discounted back to present value. As an example, assuming for this purpose the average closing price of our Class A common stock for the five-day period ending on the New Determination Date equaled the average closing price for the five-day period ended on October 19, 2006 of $11.85, we would issue 27.1 Premium Shares for each $1,000 aggregate principal amount at maturity of 10% Notes converted pursuant to this Offer. The table below illustrates the number of Premium Shares we would issue based on different average closing prices of our Class A common stock, including the average closing price of our Class A common stock for the five-day period ended on October 19, 2006 of $11.85:

Average Closing Price	Premium/ $1,000 of 10% Notes	No. of Premium Shares/ $1,000 of 10% Notes
$10.85	$320.80	29.6
$11.35	$320.80	28.3
$11.85	$320.80	27.1
$12.35	$320.80	26.0
$12.85	$320.80	25.0

You may contact Jim Burns, our Treasurer, at (202) 380-1234 or (866) 559-7666, to find out the number of Premium Shares for each $1,000 aggregate principal amount at maturity of 10% Notes converted pursuant to this Offer if the Offer were to expire on the date of your inquiry or the actual number of Premium Shares if you inquire after the New Determination Date.

ADDITIONAL MATTERS

As of 12:00 midnight, New York City time, on October 19, 2006, approximately $22.6 million aggregate principal amount of the approximately $99.9 million aggregate principal amount of issued and outstanding 10% Notes had been tendered for conversion.

The Offer of Premium also is amended as follows:

1.	The first sentence of the second paragraph on page iv of the Offer of Premium is amended and restated as follows:

“If this Offer is terminated without us accepting for conversion the 10% Notes, your tendered 10% Notes will be returned to you promptly.”

2.	The last sentence of the second paragraph on page 1 of the Offer of Premium is amended and restated as follows:

“We assume no obligation to update or revise the forward-looking statements or to update the reasons why actual results could differ from those projected in the forward-looking statements except to the extent required by applicable securities laws.”

3.	The Summary Historical Financial Information on pages 7 and 8 of the Offer of Premium is amended to add the following information:

	Years Ended December 31,			Six Months Ended June 30,
	2005	2004	2003	2006	2005
Ratio of earnings to fixed charges (1)	—	—	—	—	—
Deficiency of earnings to fixed charges	$675,247	$635,771	$578,276	$385,027	$273,325

(1)	For purposes of determining the ratio of earnings to fixed charges and the deficiency of earnings to cover fixed charges, “earnings” includes pre-tax income (loss) adjusted for fixed charges. “Fixed charges” consist of interest expensed and capitalized, amortization of deferred financing charges, and that portion of operating lease rental expense (deemed to be one third of rental expense) representative of interest. The ratios of earnings to fixed charges are not presented for the years ended 2005, 2004 and 2003 and the six months ended June 30, 2006 and the six months ended June 30, 2005 because earnings were inadequate to cover fixed charges.

The book value per share of Class A common stock as of June 30, 2006 was $(0.6935).

4.	The last paragraph on page 15 of the Offer of Premium is amended and restated as follows:

“In addition, we may terminate this Offer and not convert any 10% Notes pursuant to this Offer if any condition is not satisfied on or prior to the Expiration Date.”

5.	The first sentence of the second full paragraph on page 17 of the Offer of Premium is amended and restated as follows:

“Upon the terms and subject to the conditions set forth in this Offer (including the terms and conditions of any extension or amendment) and applicable law, we will accept, and will issue Premium Shares for, any and all aggregate principal amount of the 10% Notes validly tendered for conversion and not properly withdrawn with respect to this Offer on or before 12:00 midnight, New York City Time, on the Expiration Date, promptly after the Expiration Date of this Offer.”

6.	The last sentence of the penultimate paragraph on page 20 of the Offer of Premium is amended and restated as follows:

“Any 10% Notes that have been tendered but that are not accepted will be returned to you without cost promptly following the Expiration Date.”

7.	The first two sentences of the first full paragraph on page 22 of the Offer of Premium are deleted and replaced with the following:

“These conditions are for our sole benefit. All conditions must be satisfied or waived prior to the expiration of the Offer. In addition, we may terminate this Offer and not convert any 10% Notes pursuant to this Offer if any condition is not satisfied on or prior to the Expiration Date.”

8.	The word “material” replaces the word “certain” in the caption “Certain U.S. Federal Income Tax Consequences” and in the first sentence of the fourth full paragraph on page 27 of the Offer of Premium. A corresponding change is made to the Table of Contents.

9.	The last sentence of the fifth full paragraph on page 27 is amended and restated as follows:

“Because individual circumstances may differ, we recommend that you consult your tax advisor with respect to your particular tax situation and the particular tax effects of any state, local, non-United States or other tax laws and possible changes in tax laws.”

10.	The last sentence of the last paragraph on page 27 of the Offer of Premium is amended and restated as follows:

“If you are a partner of a partnership holding 10% Notes, we recommend that you consult your tax advisor.”

11.	The second sentence of the first paragraph on page 28 of the Offer of Premium is deleted and the third sentence is amended and restated as follows:

“WE RECOMMEND THAT EACH HOLDER OF OUTSTANDING NOTES CONSULT WITH ITS OWN TAX ADVISORS TO DETERMINE THE IMPACT OF SUCH NOTEHOLDER’S PERSONAL TAX SITUATION ON THE ANTICIPATED TAX CONSEQUENCES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN OR OTHER TAX LAWS, OF THE OFFER AND CONSENT SOLICITATION.”

12.	The last sentence of the third paragraph on page 28 of the Offer of Premium is amended and restated as follows:

“Due to the inherently factual nature of the determination, we recommend that U.S. Holders consult their own tax advisors regarding the classification of the 10% Notes as “securities” for federal income tax purposes and the treatment of receipt of the Premium Shares if the 10% Notes are not classified as “securities.”

13.	The fourth sentence of the first paragraph on page 29 of the Offer of Premium is amended and restated as follows:

“We recommend that Holders consult their own tax advisors regarding the treatment of the Proposed Amendments as a “significant modification” of the 10% Notes for federal income tax purposes.”

14.	The fifth paragraph on page 5 of the Letter of Transmittal is deleted and replaced with the following:

“Please check the box if you are a Qualified Institutional Buyer (as defined in Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”)), an institutional Accredited Investor or an Accredited Investor (as defined in Rule 501(a) under the Securities Act). Your ability to accept the offer made hereby is not conditioned on your ability to make the statement set forth next to the box above, but is for XM’s information regarding which exemption it should rely upon for each accepting holder.”

You should be aware that the issuance of the Premium Shares is being made in reliance on the exemption from the registration requirements provided by Section 3(a)(9) or Section 4(2) of the Securities Act and the regulations promulgated thereunder.

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